Via Facsimile and U.S. Mail
Mail Stop 6010

April 18, 2006

Mr. Richard Francis, Jr.
Chief Executive Officer and
Chairman of the Board
Symbion, Inc.
40 Burton Hills Boulevard, Suite 500
Nashville, TN 37215

Re: **Symbion, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 28, 2005
File No. 000-50574

Dear Mr. Francis:

We have completed our review of your Form 10-K and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief